FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

For March 10, 2003
Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)
  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [  ]                No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-101358) OF CROSSWAVE COMMUNICATIONS INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX

    Exhibit         Date    Description of Exhibit
    -------         ----    ----------------------
       1       03/10/2003   NOTICE OF RESOLUTIONS
                            AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                            ---(TRANSLATION)






                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Crosswave Communications Inc.

Date: March 10, 2003                       By:  /s/  Yasuharu Fushimi
                                              ----------------------------
                                                     Yasuharu Fushimi
                                                     Chief Financial Officer and
                                                     Representative Director

EXHIBIT 1
(TRANSLATION)
                                                                  March 10, 2003

TO OUR SHAREHOLDERS:

                                                 Koichi Suzuki
                                                 Representative Director
                                                 Crosswave Communications Inc.
                                                 3-21, Kanda Nishiki-cho 3-chome
                                                 Chiyoda-ku, Tokyo, Japan


                              NOTICE OF RESOLUTIONS
              AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

     We hereby notify you that the following items were resolved at the extraordinary general meeting of shareholders of the Company held today.

Sincerely yours,



Matters resolved:

   Item 1: Amendment to the Articles of Incorporation

     This item was approved as originally proposed.


   Item 2:    Election of one statutory auditor

     This item was approved as originally proposed and Mr. Keiichi Hasebe was elected and assumed his office.

     Mr. Keiichi Hasebe was elected from among the statutory auditors as, and assumed office of, a full-time statutory auditor at the meeting of the Board of Statutory Auditors of the Company which was held subsequent to the extraordinary general meeting of shareholders.

     The members of the Board of Directors, the Statutory Auditors and the Officers of the Company as of March 10, 2003 are as set forth below.

The members of the Board of Directors
    President and
     Representative Director            Koichi Suzuki
    Vice President and
     Representative Director            Yasuharu Fushimi
    Vice President and
     Representative Director            Akio Onishi
    Senior Managing Director            Takehisa Hayashi
    Director                                    Senji Yamamoto
    Director                                    Katsushi Hattori

The Statutory Auditors
    Full-Time Statutory Auditor       Keiichi Hasebe
    Statutory Auditor                         Masako Tanaka
    Statutory Auditor                         Takemi Nagasaka
    Statutory Auditor                         Hideki Matsushita

The Officers
    Chief Executive Officer                 Akio Onishi
    Chief Financial Officer
     and Chief Accounting Officer       Yasuharu Fushimi
    Chief Marketing Officer               Takehisa Hayashi
    Chief Technology Officer                Toshiya Asaba
    Officer                                          Hisao Inaba
    Officer                                          Kanetake Imai


(Note) The above four statutory auditors are outside statutory auditors as prescribed in Article 18-1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Stock Corporations (Kabushiki-Kaisha) of Japan".